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                             March 10, 2022

       Roberto F. Bel
       Senior V.P. and Chief Financial Officer
       New Jersey Resources Corporation
       1415 Wyckoff Road
       Wall, NJ 07719

                                                        Re: New Jersey
Resources Corporation
                                                            Form 10-K for the
year ended September 30, 2021
                                                            Filed November 18,
2021
                                                            File No. 001-08359

       Dear Mr. Bel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended September 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 44

   1. We note you have identified utility gross margin and financial margin as non-GAAP measures used to
evaluate operating results of the Natural Gas Distribution segment and
                                                        Energy Services
segment, respectively. We note utility gross margin is defined as natural gas revenues less
natural gas purchases, sales tax, and regulatory rider expenses and financial margin is
defined as revenues earned from the sale of natural gas less costs of natural gas sold
including any transportation and storage costs, and excludes any accounting impact from
the change in the fair value of certain derivative instruments.
                                                        Please tell us how you
considered reconciling utility gross margin and financial margin to the most directly
comparable segment GAAP measure, fully-loaded GAAP gross margin.
                                                        Refer to Item
10(e)(1)(i)(B) of Regulation S-K.
 Roberto F. Bel
New Jersey Resources Corporation
March 10, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 with any questions.



FirstName LastNameRoberto F. Bel                          Sincerely,
Comapany NameNew Jersey Resources Corporation
                                                          Division of
Corporation Finance
March 10, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName